82-1747

恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

RECEIVED
2004 JUN -8 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS CSE 040557

3 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

04035138

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We write to advise that our Board of Directors has appointed Dr CHEUNG Kin Tung, Marvin a Director of the Bank with effect from 25 May 2004.

For your information, we enclose a copy of the press release, which was issued today, in respect of the above appointment.

Yours faithfully

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

K W Ma
Assistant General Manager
and Company Secretary

Encl

dw 7/1

Press Release

新聞稿

3 June 2004

HANG SENG BANK ANNOUNCES BOARD APPOINTMENT

Hang Seng Bank has appointed Dr Cheung Kin Tung, Marvin, SBS, OBE, JP, as a non-executive Director of the Bank with effect from 25 May 2004.

Dr Cheung was the Chairman and Chief Executive Officer of KPMG Hong Kong for more than six years prior to his retirement from KPMG Hong Kong on 31 March 2003.

A brief biography of Dr Cheung is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market value. It operates 159 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503 billion at the end of 2003, the Bank reported a profit attributable to shareholders of HK$9.54 billion for 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

#End#

Biography of Dr Cheung Kin Tung, Marvin, DBA (Hon), SBS, OBE, JP

Dr Marvin Cheung is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Society of Accountants. He is Chairman of the Listing Committee of the Main Board and GEM of The Stock Exchange of Hong Kong Limited. He was elected the Chairman and Chief Executive Officer of KPMG Hong Kong from October 1996 to March 2003 and retired on 31 March 2003.

In recognition of his outstanding professional achievements as well as his remarkable contributions to the financial sector, Dr Cheung was awarded an honorary doctoral degree in business administration by Hong Kong Baptist University in December 2003.

Dr Cheung was President of the Hong Kong Society of Accountants from 1989 to 1990 and an appointed member of the Legislative Council from 1991 to 1995.

Dr Cheung is also a non-official Justice of the Peace.

June 2004